Exhibit 99.(b)

AMENDMENT TO THE BY-LAWS

OF

VALUE LINE AGGRESSIVE INCOME TRUST

A majority of the Board of Trustees of the Value Line Aggressive Income Trust, a Massachusetts business trust (the “Trust”), acting pursuant to Article XI of the Trust’s undated By-laws filed with the Securities and Exchange Commission on March 23, 1999, as amended September 16, 2010 (the “By-laws”) have amended the By-laws by unanimous vote of the Trustees on September 20, 2012, as follows:

1. The name of the Trust is hereby changed, as of the effective date of the post-effective amendment to the Trust’s Registration on Form N-1A reflecting such change, from Value Line Aggressive Income Trust to Value Line Core Bond Fund.